Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 11, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

CHAIRMAN’S AGM REPORT

“2004 was another year of strong performance for Gallaher, despite difficult trading conditions in continental Europe and the overall negative impact of foreign exchange translation.

“In 2004, turnover excluding duty increased by 9.5%. Group operating profit before interest, tax, amortisation and exceptional charges increased by 3.9% and adjusted earnings per share were up 6.1% for the full year. In spite of the challenging operating conditions, we grew tobacco EBITA by 5.4%.

“Gallaher’s trading performance in 2005 continues to be resilient and remains in line with expectations.

“Group cigarette volumes declined by 2% for the first quarter of 2005, largely driven by December 2004 trade demand in the UK, Austria, Iberia and Benelux. Eliminating these impacts, volumes would have been relatively stable for the period.

United Kingdom

“In the UK, the chancellor raised cigarette duty by another 8p per pack on 16 March 2005, further contributing to an already high tax incidence relative to other markets. This dynamic continues to influence the overall UK duty-paid market size, and downtrading into value cigarettes persists.

“The UK duty-paid cigarette market declined around 3% in the first quarter. Gallaher’s UK cigarette volumes were down by 10%, largely reflecting trade demand in December 2004 ahead of January price increases, phasing of trade sales and the overall reduced market size. Management continues to expect volumes to decline at a rate in line with the total market for the full year.

“Our first quarter market share was stable at 38.5%, supported by good performances from Mayfair and Benson & Hedges Silver. Mayfair’s market share grew to a record 12.7% and Benson & Hedges Silver attained a share of 1.9% over the period. These gains, however, were offset by minor losses from mid-priced brands.

“The value cigarettes share of the market rose to 60.6% reflecting the ongoing trend in downtrading.

Continued/….

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 859777 Fax: +44 (0) 1932 832792 e-mail: ir@gallaherltd.com www.gallaher-group.com
Registered in England Number 3299793

“Gallaher maintained its lead of the UK cigar market with a share of 46.8%, a slight improvement over 2004. The decline in total UK cigar market volumes continues, however, further reflecting the increased reduction in the size of the medium-cigar sector. Total market volumes declined by 7.8% for the quarter.

Europe

“Trading conditions in western Europe remain difficult as a consequence of excise duty increases, heightened cross-border activity and workplace smoking bans that have been introduced in some EU markets. In spite of these external factors, Gallaher outperformed cigarette market trends in a number of countries and continued to extend its footprint across the enlarged European Union.

“Gallaher’s western European volumes declined by 4% to 9.9bn cigarettes for the first quarter, primarily due to December 2004 trade demand in Austria, Iberia and Benelux ahead of January 2005 price/duty increases.

“In Austria, we defended our leading position, demonstrated by a moderate decline in market share to 43.5%. The Group’s Memphis house share grew to 27.4% in the quarter.

“In the Republic of Ireland, the Group maintained its leading position of the cigarette market with an improved share of 49.7%. The total market decline of 4% for the quarter did not fully reflect the impact of the ban on workplace smoking because of February 2005 trade demand ahead of manufacturer price increases in March.

“Noteworthy performances in central and eastern Europe include the Czech Republic and Romania where we exceeded 0.5bn in cigarette volumes in the Czech Republic for the first time and increased volumes by 19% in Romania.

“As expected, market changes in Austria and Germany were reflected in Gallaher’s distribution businesses, impacting profits for the full year.

“As previously announced, we have acquired the Benson & Hedges and Silk Cut trademarks from British American Tobacco in Malta, North and South Cyprus, and the Silk Cut trademark in Lithuania. Although this transaction will not have a material impact on Group results, we are pleased with its completion given our achievements with the aforementioned brands in the EU to date.

Commonwealth of Independent States

“Gallaher continues to make good progress in its key CIS markets, lifting regional volumes by 6% for the quarter.

“In Russia, we increased our share of consumer sales to 17% and continued to augment our sales mix by increasing market share of Sovereign and Sobranie.

“In Kazakhstan, the Group maintained its share of the cigarette market above 35%, driven by good performances from Sovereign, Sobranie and LD.

“Finally, Gallaher’s share of consumer sales in the Ukraine increased to 16% for the quarter, driven by good ongoing performances in the intermediate-priced sector.

Rest of World

“Total cigarette volumes in the Group’s Rest of World division declined to 3bn for the first quarter compared to 3.8bn for the same period last year. The decline was largely attributed to the phasing of trade sales in Africa.

“Gallaher defended its leading position of the cigarette market in Sweden with a modest decline in share to 37.3%, and Gustavus maintained its retail share of the snus market at 2.4% during the quarter.

“In Poland, we continue to maintain monthly market share at around 5%.

“Earlier this year Gallaher announced its agreement to acquire a factory site in South Africa in order to establish on-shore manufacture in the region. The Group completed the acquisition of a brown-field site in April and launched Sobranie in the market in the same month.

Operations

“2004 was another excellent year for our manufacturing divisions where cigarette manufacturing productivity was increased by 15.1% and Group unit costs were reduced by 6.6% in real terms.

“In an effort to remain at the forefront of manufacturing efficiency and enhance its competitive position, Gallaher announced earlier this year proposals for further restructuring of its European operations. The employee consultation process is progressing well and we will disclose further information once this process is complete.

Overview

“In the face of challenging conditions, the drive and commitment from our employees continues to maximise opportunities for growth and I am grateful to them for this ongoing contribution. The good working relationships that we have with our customers and suppliers are vital to our achievement of an efficient supply chain. Finally, we have an ongoing commitment to maximise shareholder returns through the targeted and efficient use of capital in areas that will enhance organic growth. We continue to look to the future with confidence.”

11 May 2005

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of IFRS, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: May 11, 2004	Title:	Programme Manager, Investor Relations